PRELUDE THERAPEUTICS INCORPORATED

175 Innovation Boulevard

Wilmington, Delaware 19805

May 1, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Alan Campbell

Re:	Prelude Therapeutics Incorporated, Registration Statement on Form S-3 (File No. 333-277123) filed February 16, 2024.

Requested Date: May 3, 2024

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Prelude Therapeutics Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Robert Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (206) 389-4524 or, in his absence, to Ms. Forbess at (415) 875-2420.

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Sincerely,

Prelude Therapeutics Incorporated

By:	/s/ Bryant Lim
Bryant Lim
Chief Legal Officer, Corporate Secretary, and Interim Chief Financial Officer

cc:	Kris Vaddi, Chief Executive Officer

Prelude Therapeutics Incorporated

Robert Freedman, Esq.

Julia Forbess, Esq.

Fenwick & West LLP